# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Phormed Inc
1999 Avenue Of The Stars, Suite 1100
Century City, CA 90067
www.phormed.com

Up to $5,000,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Phormed Inc
**Address:** 1999 Avenue Of The Stars, Suite 1100, Century City, CA 90067
**State of Incorporation:** NV
**Date Incorporated:** May 15, 2019

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 10,000 shares of Common Stock
**Offering Maximum:** $5,000,000.00 | 5,000,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.00
**Minimum Investment Amount (per investor):** $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Bonuses*:

- Invest within the 1st week and receive 20% bonus shares.
- Invest within the 2nd week and receive 15% bonus shares.
- Invest within the 3rd week and receive 10% bonus shares.
- Invest within the 4th week and receive 5% bonus shares.
- New Year's Bonus - Invest between Jan 1st, 2020 and Jan 3rd, 2020 and receive 15% bonus shares

Volume Based Bonuses and Perks*:

- Invest >$500, you will receive 5% bonus shares & access to our Investor Club which allows you to vote on drug names, receive special investor updates, and attend Q&A sessions
- If you invest >$1,500, you will receive 10% bonus shares & access to our Investor Club.
- If you invest >$5,000, you will receive 15% bonus shares & access to our Investor Club.
- If you invest >$10,000, you will receive 20% bonus shares, an in-person meeting with the leadership team**, and access to our Investor Club.

**Investors cannot qualify for both bonuses in any single investment. If an investor qualifies for two bonuses the higher of the two bonuses will be applied. All perks occur after the offering is completed.*

***Travel Not Included*

<u>The 10% Bonus for StartEngine Shareholders</u>

Phormed Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

PhorMed, a biotech company, primary function is R&D in drug development and clinical research. It's focus is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma (HL) and Parkinson's disease (PD). The company's proprietary drug is a platform technology, a gene repair therapy and immunotherapy. It has been determined that our drug is active along specific cell lines, being able to target damaged or mutated cells due to cancer, viruses and a variety of other factors. Our studies include cancer cells, blood cells and due to its special ability to pass through the Blood Brain Barrier (BBB), neurological cells. Because of the drugs wide range of activity, the company has been able to build a broad platform off of a single molecule. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom. This is accomplished through proliferation, it's ability to repair the DNA of damaged or mutated cells; by immunotherapy, boosting the body's immune system through cytokine induction; and by stem cell signaling and proliferation, stimulating cell division once the cell is repaired and functioning properly. All of these mechanisms work in unison, allowing the body to repair itself and return to a healthy condition.

*Competitors and Industry*

If we follow our level of success the company will replace chemotherapy, radiation and bone marrow transplants as first line treatments. Our drug will revolutionize the industry making the current methods obsolete when treating AML and Hodgkin's Lymphoma (HL), while creating a new drug class in the treatment for Parkinson's disease (PD). Currently, there are no first line treatments available in PD. By proving concept, our technology will lead in the treatment of AML, HL and PD, taking control of the majority of the existing marketplace. We plan to partner with major

pharmaceutical companies and/or large biotech companies who have very long reaching marketing arms world-wide. Our goal is to make our treatment available to everyone the world over and change the current landscape of cancer and Neurological disorders.

*Current Stage and Roadmap*

Phase I/II trials are initiated under our FDA specified IND # 124642 for AML. We are currently preparing the protocol and FDA submission package for Hodgkin's Lymphoma (HL) and will be going into final review at our clinical site. Once submitted to the FDA we expect to be in a Phase II trial under the same IND # 124642. We are now working with our clincal site to perfect a protocol for Parkinson's disease (PD) and once competed and submitted to the FDA, we expect to be in Phase I/II trials under a new IND #. We have been fast tracked in AML and expect the same designations for HL and PD. We will be applying for orphan drug status where applicable. We are actively and currently expanding our pipeline.

## The Team

### Officers and Directors

**Name:** Sean M. O'Connell, Ph.D

Sean M. O'Connell, Ph.D's current primary role is with ICIG Healthcare Group. Sean M. O'Connell, Ph.D currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  **Dates of Service:** April 01, 2021 - Present
  **Responsibilities:** Dr. O'Connell's primary job is as President of OConnell Consultants LLC and will work at PhorMed as needed: Work at PhorMed entails spokesperson for all speaking engagements, symposiums and conferences, manage all corporate and clinical directives, assist in protocol design, maintain clinical site communications, assist in expanding clinical sites, and manage all medical related work. Sean currently receives a salary compensation of $87/hour.

Other business experience in the past three years:

- **Employer:** ICIG Healthcare Group
  **Title:** Chief Science Officer
  **Dates of Service:** September 10, 2014 - Present
  **Responsibilities:** Cell Expansion Facility (Facility closed in January 2018 and new lab being built at a new hospital in Xi'an) - Design, oversee build-out, equip, recruit and train staff of a 'state-of-the-art' automated Primary Cell Expansion Facility as part of a Cell Therapy Center of a large private hospital in Northwest China. Develop validated cell culture, automated expansion and safety protocols

for the facility. Served as the Director of the Cell Expansion Facility (position has been retained for new facility), supervising a trained staff of cell biologists (PhDs), nurses and technicians. Aegle Research/Aegle BioTech LLC, Princeton Innovation Center BioLabs - Oversee technology transfer of autologous iNKT Cell Therapy from Dr. Xu's Laboratory Fudan University, Shanghai to New Jersey. Set up toll manufacturing in the US of iNKT cellular therapy. Recruit investigators and study sites for pilot iNKT clinical trials. Recruit and convene Clinical and basic science Advisory Boards for iNKT. Oversee regulatory submission and product registration.

Other business experience in the past three years:

- **Employer:** Englewood Hospital and Medical Center - a Mount Sinai School of Medicine Affiliated Hospital
  **Title:** Assistant Professor, Vascular and General Surgery
  **Dates of Service:** October 01, 2014 - Present
  **Responsibilities:** Surgical Research Laboratory – design, implementation and oversight of pre-clinical and clinical research programs.

Other business experience in the past three years:

- **Employer:** NuTech Medical, Inc. (now part of Organogenesis Inc.)
  **Title:** Clinical Consultant
  **Dates of Service:** May 09, 2014 - January 31, 2018
  **Responsibilities:** Design and execute multi-center clinical studies for NuTech's proprietary NuShieldÔand AffinityÔ placenta-derived allograft technology in the treatment of chronic lower extremity ulcers. Develop study protocols and IRB submissions. Identify and recruit principal investigators and clinical centers of excellence in wound healing for the multicenter trials. Oversee conduct of trials and perform data analysis, final study reports and assist with peer-reviewed publication of results

**Name:** Ben Chang

Ben Chang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/CFO/Director
  **Dates of Service:** April 01, 2020 - Present
  **Responsibilities:** Set all corporate directives and manage all financial matters. ben currently receives a salary compensation of $275,000 per year and 2.5M shares.

Other business experience in the past three years:

- **Employer:** Rich Pharmaceuticals Inc
  **Title:** CEO/Director
  **Dates of Service:** July 18, 2013 - June 24, 2019
  **Responsibilities:** Oversaw operations of the company.

Other business experience in the past three years:

- **Employer:** PhorMed, Inc.
  **Title:** CFO
  **Dates of Service:** July 08, 2017 - December 31, 2018
  **Responsibilities:** Oversaw financial operations.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Pharmaceutical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company is offering common stock in the amount of up to $5,000,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We may never have an operational product or service*
It is possible that there may never be an operational drug company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

*Minority Holder; Securities with Voting Rights*
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying voting shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*We are an early stage company and have not yet generated any profits*
PhrMed Inc was formed on 5/15/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PhorMed Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the treatment is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your

investment.

***We have a limited product and technology portfolio at the current time.***
We have one (1) product in phase I/II clinical trials ("AML"). Our portfolio contains four (4) other indications entering into phase I/II and phase II ("Parkinson's disease", "Hodgkin's Lymphoma", "Immune Thrombocytopenia Purpura" and "Stroke"). There can be no assurance that any of our other product ideas will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed. There can be no assurance that any programs or technologies that we might license or acquire in the future will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

***We must obtain governmental approval for each of our product candidates.***
The development, production and marketing of our potential products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the Food and Drug Administration ("FDA") in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory activities. Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. Any of the following events can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations: • difficulty in securing additional centers to conduct trials; • difficulty in enrolling patients in conformity with required protocols or projected timelines; • unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects; • clinical trials may not yield sufficiently conclusive results for regulatory agencies to approve the use of our lead product, other products in development, or any other products we may acquire or in-license; • there can be delays, sometimes long delays, in obtaining approval for its product candidates; • the rules and regulations governing product candidates can change during the review process, which can result in the need to spend time and money for further testing or review; • if approval for commercialization is granted, it is possible the authorized use will be more limited than we believe is necessary for commercial success, or that approval may be conditioned on completion of further clinical trials or other activities; and • once granted, approval can be withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use. These and other factors could delay marketing approval from the FDA or cause us to fail to receive any approval from the FDA or other governmental authorities. Trials are expensive, time-consuming and difficult to design and implement. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The

clinical trial process is also time-consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Significant delays may adversely affect our financial results and the commercial prospects for potential products or any other products we may acquire or in-license, and delay our ability to become profitable. Product development costs and the need for collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including: • changes to applicable regulatory requirements; • unforeseen safety issues; • determination of dosing issues; • lack of effectiveness in the clinical trials; • slower than expected rates of patient recruitment; • inability to monitor patients adequately during or after treatment; • inability or unwillingness of medical investigators to follow our clinical protocols; • inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and • suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place. In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any Investigational New Drug Applications ("IND") or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

*The results of our future clinical trials may not support the product candidate claims.*
Even if our clinical trials are completed as planned, their results may not support the product-candidate claims, or the FDA or government authorities may not agree with the conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that we will be successful, and the results from any later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of the NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

*Delays in patient enrollment for clinical trials could increase costs and delay regulatory approvals.*
The rate of completion of our clinical trials will depend on the rate of patient enrollment. There may be substantial competition to enroll patients in clinical trials for our products and any other product we may develop or in-license. This competition has delayed the clinical trials of other biotechnology and drug development companies in the past. In addition, recent improvements in existing drug therapy may make it more difficult for us to enroll patients in the clinical trials as the

patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals.

*We face intense competition.*

The industry is highly competitive, so, even if our products ultimately get approved by the FDA, their success depends on our management's ability to sustain competitive advantages. The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and are expected to be increasingly so in the future. Other larger and well funded companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to address the same patient or subject population. Therefore, our lead product, other products in development, or any other products we may acquire or in-license may not be the best, the safest, the first to market, or the most economical to make or use. If a competitor's product is better than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all. There are many reasons why a competitor might be more successful than us, including: • Most competitors have greater financial resources and can afford more technical and development setbacks than we can. • Most competitors have been in the drug-discovery and drug-development business longer than we have. They have greater experience than us in critical areas like clinical testing, obtaining regulatory approval, and sales and marketing. This experience and their name recognition give them a competitive advantage over us. • Some competitors may have a better patent position protecting their technology than we have or will have to protect our technology. If we cannot use our proprietary rights to prevent others from copying our technology or developing similar technology, then our competitive position will be harmed. • Some companies with competitive technologies may move through stages of development, approval, and marketing faster than we do. If a competitor receives FDA approval before us, then it will be authorized to sell its products before we can sell our products. The first company "to market" often has a significant advantage over latecomers; a second-place position could result in less-than-anticipated sales. • The recent completion of the sequencing of the human genome may result in an acceleration of competing products due to enhanced information about disease states and the factors that contribute to the disease.

***If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.***

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, our management has no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be

unable to compete successfully against these companies. If our management is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We do not have any manufacturing facilities and expect to rely on one or more third-party manufacturers to properly manufacture any products we may develop or in-license and may not be able to quickly replace manufacturing capacity without the use of a third party's manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the Good Manufacturing Practices ("GMP") requirements, and the noncompliance could not be rapidly rectified. Our inability or reduced capacity to have any products we may develop or in-license manufactured would prevent us from successfully commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program, and could have an adverse effect on any potential sales or profits.

*We could occasionally become subject to commercial disputes that might harm our business by distracting our management from the operation of our business and by increasing expenses. If we do not prevail in such disputes, they could subject us to potential monetary damages and other remedies.*

From time to time we can become engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact of our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating the business and the cost of defending these disputes would reduce operating results. We may be subject to product liability claims. The development, manufacture, and sale of pharmaceutical products would expose us to the risk of significant losses resulting from product liability claims. Although management intends to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance or we may not cover certain potential claims. We may not be able to afford to obtain product liability insurance due to rising costs in insurance premiums in recent years. If our management is able to secure insurance coverage, we may be faced with a successful claim in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending us may have a material adverse impact on operations.

*In-licensing of drug-development programs could result in operating difficulties, dilution and other harmful consequences.*

We may seek to in-license certain technologies, but have only limited experience in these types of transactions. From time-to- time, management may engage in discussions regarding in-licensing or certain technologies management believes critical to our business. Any one of these transactions could have a material effect on our financial condition and operating results.

*Our drug-development programs depend upon third-party researchers who are outside our control.*

We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct pre-clinical and clinical trials under agreements. These collaborators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to the programs or pursue them as diligently as we would if it were undertaking such programs. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and the introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist the competitors at our expense, any competitive position would be harmed. If conflicts arise with our collaborators, they may act in their self-interests, which may be adverse to our interests. Conflicts may arise in our collaborations due to one or more of the following: • disputes with respect to payments that we believe are due under a collaboration agreement; • disagreements with respect to ownership of intellectual property rights; • unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities; • delay of a collaborator's development or commercialization efforts with respect to drug candidates; or • termination or non-renewal of the collaboration. In addition, with our collaborations, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that management may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

*Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand. Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are critically important assets.*

Events outside of our management's control could jeopardize our ability to protect our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services, if any, are distributed. In addition, the efforts our management has taken to protect our intellectual property rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming, and the unauthorized use of our intellectual property could cause these costs to rise significantly and materially affect the operating results.

*While our goal is to obtain patent protection for our innovations, they may not be patentable or our management may choose not to protect certain innovations that later turn out to be important for our business.*

Even if we do obtain protection for our potential innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patenting process, enforcement of issued patents, and defense against claims of infringement are inherently costly and risky. We may not have the financial resources to defend our patents, thereby reducing our competitive position and our business prospects. Specific risks associated with the patent process include the following: • The United States or foreign patent offices may not grant patents of meaningful scope based on the applications we have already filed and those we intend to file. If our current patents do not adequately protect our drug molecules and the indications for their use, then management will not be able to prevent imitation and any product may not be commercially viable. • Some of the issued patents we now license may be determined to be invalid. If we have to defend the validity of our patents the costs of such defense could be substantial, and there is no guarantee of a successful outcome. In the event any of the patents in-licensed is found to be invalid, we may lose our competitive position and may not be able to receive royalties for products covered in part or whole by that patent under license agreements. • In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use discoveries or to develop and commercialize technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending the intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect us.

*Although we try to avoid infringement, there is the risk that we may be sued for infringing patented technology owned by another person or entity.*
For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in foreign countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly other legal actions, and there can be no guarantee of a successful outcome. Our management also seeks to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

*We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future.*
Companies in the pharmaceutical, biopharmaceutical and biotechnology industries

own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of the technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. Any intellectual property claims, whether merited or not, could be time-consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators could lead to: • payment of damages, potentially treble damages, if we are found to have willfully infringed a party's patent rights; • injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or • we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

*Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.*

Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party during the course of the party's relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

*We have wide discretion as to the use of the proceeds of this Offering and may not choose to use the proceeds effectively.*

We plan to use the net proceeds from this Offering for the purposes set forth under "Estimated Uses of Proceeds." However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which we deem to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, we will have discretion with respect to the use of the proceeds of this Offering and may apply the proceeds in ways with which you do not agree. Investors must depend upon our management's judgment as to the use of proceeds. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected. Investors

will not participate in these decisions and must evaluate this risk.

***We rely on highly skilled personnel and, if unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively.***

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of the organization. Competition in the industry for qualified employees is intense and it is likely that certain competitors will directly target some of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate existing employees. Management may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals is intense, and we may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success. The CEO is not a majority shareholder and only has a minor role in daily operations and has major roles in other companies. Retaining him and/or replacing him with a qualified person may create hardship to the company and could hinder growth.

***This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.***

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Prof. Richard L. Chang | 30,465,000 | Common Stock | 78.12 |

## The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Promissory Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,000,000 of Common Stock.

***Common Stock***

The amount of security authorized is 100,000,000 with a total of 39,000,000 outstanding.

*Voting Rights*

1:1 voting

*Material Rights*

There are no material rights associated with Common Stock.

***Preferred Stock***

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

*Voting Rights*

The voting rights of any class of preferred stock may be designated by the board of directors at a future date.

*Material Rights*

The rights, preferences, priviliges, and restrictions of any class of preferred stock may be designated by the board of directors at a future date.

***Promissory Convertible Note***

The security will convert into Common stock and the terms of the Promissory Convertible Note are outlined below:

**Amount outstanding:** $31,250.00
**Maturity Date:** November 05, 2020
**Interest Rate:** 20.0%
**Discount Rate:** 20.0%
**Valuation Cap:** None
**Conversion Trigger:** The "Holder" can convert at any time or will convert by company at default

*Material Rights*

There are no material rights associated with Promissory Convertible Note.

## What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
**Final amount sold:** $10,000.00
**Use of proceeds:** Start-up operation and marketing
**Date:** November 05, 2019
**Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Common Stock
**Type of security sold:** Equity
**Final amount sold:** $0.00
**Number of Securities Sold:** 39,000,000
**Use of proceeds:** N/A
**Date:** May 15, 2019
**Offering exemption relied upon:** Section 4(a)(2)

## Financial Condition and Results of Operations

### Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

### Results of Operations

**How long can the business operate without revenue:**

Operations can continue throughout clinical operations without being revenue generating. The company will raise the necessary funds so it becomes marketable to partners at which time the company will solicit development partnerships with major pharmaceutical and large biotech companies one quarter way through any phase II trial to sell licensing rights in exchange of operating dollars. We will need roughly $2.0 million for operation then an additional $2.5 million to push the clinical operations to

the desired stage. Operations have commenced and with the next $1 million raised manufacturing of the study drug will be run and all filing activities will be conducted at the clincial site. With $5 million raised the company will be fully operational and will continue to raise funds with the goal of raising $20 million.

**Foreseeable major expenses based on projections:**

The major expenses for the company will consist of but not limited to R&D; payroll; 3rd party labor including clinical research organization (CRO) services that assist in Clinical Site; and FDA filing fees to maintain the existing patent estate.

**Future operational challenges:**

The company relies heavily on the succuss of its clinical trials and positive data generated from those trials. Success is unknown but the company will do its best to create the appropriate protocols to reach the drug's potential.

**Future challenges related to capital resources:**

Low capital may slow patient enrollment or restrict the expansion of additional clinical sites. The company may choose to focus its resources on only 1 or 2 indications to control is expenditures and will continue pre-clinical work to learn more about the drugs mechanisms of action.

**Future milestones and events:**

With the first $4 million the company will generate efficacy milestones (positive results) which will greatly increase the company's value and will entice partnerships with non-dilutive development partners such as major pharmaceutical and large biotech companies who will offer large injections of development capital in exchange of licensing rights. This potential partnership will have no dilution to investors or existing shareholders.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of March 9th, 2021 the Company has $121,259 cash or equivalent on hand. The Company has zero lines of credit and shareholder loans outstanding are $31,250.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We are currently offering a private placement of $1,000,000 convertible note/debt funding over and above the crowdfunding. The terms being offered are 20% interest; 20% discount to the market price (from $1.00 discounted to $0.80) upon conversion;

and an initial 10% bonus shares offered at signing. The company intends to repay all notes. As of May 2021, we have raised 31,250 in convertible notes.

Assuming we receive max subscription and the notes convert to common shares, the full dilution to the company would be 1,600,000 common shares which include the $1,000,000 principal and $200,000 interest converted at $0.80 (1,200,000 / .80 = 1,500,000 shares) plus the 100,000 bonus shares.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Depending on the success of crowd funding the percentage of operational capital can be up to 100% from crowd funding campaign. If the company opens up discussions with investment bankers and/or brings on non-dilutive development partners, the percentage could drop to 5-20% from the crowdfunding campaign.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

The company will not be viable if it only raises the minimum of $10,000 and it will need to rely on raising funds and will need to increase its private placement offering dramatically.

**How long will you be able to operate the company if you raise your maximum funding goal?**

With a maximum raise of $5,000,000, the company will be able to operate for 2.5 years, pay CRO expenses, consultants, salaries, and general overhead which are all required to furthering clinical operations and its filings with the clinical site and FDA. The company will also handle all of its USPTO filings, patent assignment paperwork, and pay legal and patent fees. The company will continue its presence in social media and marketing to maintain investor awareness of its progress.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The company will continue to raise funds through private equity investors and will look for equity partners within the pharmaceutical space.

## Indebtedness

- **Creditor:** Investor: Chiropractic Care Center
  **Amount Owed:** $10,000.00
  **Interest Rate:** 20.0%
  **Maturity Date:** November 05, 2020
  20% interest; 20% discount. Holder can convert into common shares at any time; and 1000 bonus shares were issued at signing

- **Creditor:** Peter L. Karlan Antiques LLC
  **Amount Owed:** $750.00
  **Interest Rate:** 20.0%
  **Maturity Date:** December 12, 2020
  On December 13, 2019, the company entered a convertible note agreement with Peter L Karlan Antiques LLC in the amount of $750. The loan carries an interest rate of 20% and matures on December 12, 2020. The outstanding balance of the loan as of December 31, 2019 is $750.

- **Creditor:** Various Convertible NoteHolders
  **Amount Owed:** $31,250.00
  **Interest Rate:** 20.0%
  **Maturity Date:** November 05, 2020
  The holders can convert at any time or will convert by the company at default.

## Related Party Transactions

- **Name of Entity:** RLC Holdings LLC
  **Names of 20% owners:** Richard L. Chang
  **Relationship to Company:** Richard L. Chang, father of CEO Ben Chang and Chief Science Officer of the Company
  **Nature / amount of interest in the transaction:** On May 15, 2020, RLC Holdings LLC (wholly owned by Richard L. Chang, father of CEO Ben Chang and Chief Science Officer of the Company) and the Company entered into a consulting agreement . RLC Holdings LLC was offered and did purchase 28,610,000 common shares at par value ($28,610) as a founder of the Company. Under the consulting agreement, RCL Holdings LLC, will be paid as to be paid $240,000 annually.
  **Material Terms:** As of December 31, 2020, $150,000 was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

- **Name of Entity:** Imagic LLC
  **Names of 20% owners:** Ben Chang
  **Relationship to Company:** Chief Executive Officer and Chairman of the Board of Directors of the Company
  **Nature / amount of interest in the transaction:** On May 15, 2020, Imagic LLC (wholly owned by Ben Chang, Chief Executive Officer and Chairman of the Board of Directors of the Company) and the Company entered into a consulting

agreement . Imagic LLC was offered and did purchase 2,500,000 common shares at par value ($2,500) as a founder of the Company. Under the consulting agreement, Imagic LLC , will be paid as to be paid $276,000 annually.
**Material Terms:** As of December 31, 2020, $52,800 was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

## Valuation

**Pre-Money Valuation:** $39,000,000.00

**Valuation Details:**

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $31,250 in Convertible Promissory Note outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Valuation Basis

The company calculated its pre-money valuation by first comparing the Market Cap of publicly traded biotech companies. Conditions to qualify are companies that have equal or less advancement of technologies in their pipeline in comparison to PhorMed. These conditions are as follows: The publicly traded companies must have at least 1 or 2 indications in a phase I/II or II clinical trials, but no more than 2; must not have any clinical trials in phase III; must be pre-revenue, and must not have any failed trials within the last 12 months.

A few of the companies used as comparables are listed here. Protagonist Therapeutics (PTGX) $300 million with 2 drugs in Phase II; XOMA Corporation (XOMA) $140 million with 1 drug in Phase II; Pieris Pharmaceuticals (PIRS) $230 million with 2 drugs in Phase I/II.

By using the lowest figure of $140 million, the company then discounted that amount by more than $100 million ($140mm less $101mm) to $39 million. The above

valuation and all calculations and supporting information were prepared by the company without any independent third party appraisal.

### Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  53.5%
  Continued efforts on marketing to gain traction in the crowd funding campaign

- *Operations*
  43.0%
  Rent, general overhead, IT and other labor

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  33.5%
  Clinical research administrator will work with 3rd party Clinical Research organization (CRO) $10k/month to advance Clinical Site and FDA submissions. Protocols will be review by clinical sites and final submission packages assembled for submission to the clinical sites internal review board (IRB).

- *Marketing*
  30.0%
  Continued efforts for crowd funding campaign

- *Company Employment*
  33.0%
  Our clinical support staff (clinical research administrator/research consultant and administrative assistant) $12k/month will work with CRO and the clinical site to finalize protocols and complete submission packages to the FDA. None of these funds will go towards salary for management. Management's salary is being accrued in this round of fundraising.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

## Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.phormed.com (http://www.phormed.com/investor-relations/public-filings/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/phormed

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Phormed Inc

*[See attached]*

# PHORMED, INC

## FINANCIAL STATEMENTS
## DECEMBER 31, 2020 AND 2019

## INDEX TO FINANCIAL STATEMENTS

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

# INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
Phormed, Inc.
Beverly Hills, CA

## Opinion

We have audited the accompanying financial statements of Phormed, Inc. (a Nevada corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in shareholder' equity, and cash flows for the period from May 15, 2019 (inception) to December 31, 2019 and the year ended December 31, 2020, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phormed, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Phormed, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Members of:**
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-

## Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has suffered recurring losses from operations, does not have adequate cash reserves for future operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Phormed, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Phormed, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
May 5, 2021

**PhorMed, Inc.**
**BALANCE SHEETS**

| As of December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 109,844 | $ | 350 |
| Prepaids and other current assets | | 11,415 | | - |
| Crowdfunding receivable | | 173,749 | | - |
| **Total current assets** | | **295,008** | | **350** |
| | | | | |
| Property and equipment, net | | 2,196 | | - |
| Intangible assets, net | | 43,718 | | - |
| **Total assets** | **$** | **340,922** | **$** | **350** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 225,800 | $ | 23,000 |
| Notes payable | | 37,494 | | 11,083 |
| Other current liabilities | | 100,000 | | - |
| **Total current liabilities** | | **363,294** | | **34,083** |
| | | | | |
| **Total liabilities** | | **363,294** | | **34,083** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common stock, par value $0.001; 100,000,000 shares authorized, 39,999,989 and 38,966,075 outstanding at December 31, 2020 and 2019, respectively | | 40,000 | | 38,966 |
| Subscription Receivable | | - | | - |
| Additional Paid in Capital | | 958,488 | | - |
| Accumulated Deficit | | (1,020,860) | | (72,700) |
| | | | | |
| **Total stockholders' equity** | | **(22,372)** | | **(33,734)** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **340,922** | **$** | **350** |
| | | - | | - |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, 2020 and period from May 19, 2019 (inception) to December 31, 2019 | 2020 | 2019 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ - | $ - |
| Cost of goods sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| Consulting expense | 339,953 | 63,966 |
| Research and development | 275,759 | - |
| Salaries and payroll expense | 122,500 | - |
| Sales and marketing | 83,665 | 2,639 |
| General and administrative | 79,908 | 5,761 |
| Rent expense | 40,464 | - |
| Total operating expenses | 942,249 | 72,367 |
| | | |
| Operating income/(loss) | (942,249) | (72,367) |
| | | |
| Interest expense | 5,911 | 333 |
| Other Loss/(Income) | - | - |
| Income/(Loss) before provision for income taxes | (948,160) | (72,700) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Loss** | **$ (948,160)** | **$ (72,700)** |
| Loss per share - basic and diluted | **$ (0.02)** | **$ (0.00)** |
| Weighted average number of shares outstanding - basic and fully diluted | **39,465,796** | **24,670,986** |

*See accompanying notes to financial statements.*

## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

**For Fiscal Year Ended December 31, 2020 and period from May 19, 2019 (inception) to December 31, 2019**

| (in thousands, $US) | Common Stock Shares | Common Stock Amount | Paid in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| **Balance—May 15, 2019 (inception)** | **$ -** | **$ -** | **$ -** | **$ -** | **$ -** |
| Issuance of common shares | 38,966,075 | 38,966 | - | - | 38,966 |
| Net income/(loss) | - | - | - | (72,700) | **$ (72,700)** |
| **Balance—December 31, 2019** | **$ 38,966,075** | **$ 38,966** | **$ -** | **$ (72,700)** | **(33,734)** |
| | | | | | |
| Issuance of common shares | 1,033,914 | 1,034 | 958,488 | - | 959,522 |
| Net income/(loss) | - | - | - | (948,160) | (948,160) |
| **Balance—December 31, 2020** | **39,999,989** | **$ 40,000** | **$ 958,488** | **$ (1,020,860)** | **$ (22,372)** |

**PhorMed, Inc.**
**STATEMENTS OF CASH FLOWS**

| For Fiscal Year Ended December 31, 2020 and period from May 19, 2019 (inception) to December 31, 2019 | 2020 | 2019 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | (948,160) | $ (72,700) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Depreciation of property | 439 | - |
| Amortization of intangibles | 1,457 | - |
| Issuance of shares as stock based compensation | - | 38,966 |
| Changes in operating assets and liabilities: | | |
| Prepaids and other current assets | (11,415) | - |
| Accounts Payable | 202,800 | 23,000 |
| Accrued Interest | 5,911 | 333 |
| Crowdfunding receivable | (173,749) | - |
| Other current liabilities | 100,000 | - |
| **Net cash provided/(used) by operating activities** | **(822,717)** | **(10,400)** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | (2,636) | - |
| Purchases of Intangibles | (45,175) | - |
| **Net cash provided/(used) in investing activities** | **(47,811)** | **-** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Shares issued for cash | 959,522 | - |
| Proceeds from motes payable | 20,500 | 10,750 |
| **Net cash provided/(used) by financing activities** | **980,022** | **10,750** |
| | | |
| Change in cash | 109,494 | 350 |
| Cash—beginning of year | 350 | - |
| **Cash—end of year** | **$ 109,844** | **$ 350** |
| | | |
| **Non Cash Investing and Financing Activities** | | |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ - | $ - |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Conversion of debt into equity | $ - | $ - |

## 1. NATURE OF OPERATIONS

PhorMed, Inc., was formed on May 15, 2019 in the state of Nevada. The financial statements of PhorMed, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, CA.

PhorMed, a biotech company, primary function is R&D in drug development and clinical research. It is focus is on developing treatments in cancer and neurology and the primary indications in the pipeline are AML, Hodgkin's Lymphoma and Parkinson's disease. The company's proprietary drug is a platform technology and a gene repair therapy/immunotherapy. The company's mission is to treat unmet medical needs by treating the cause rather than the symptom.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

### Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

### Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Computers | 3 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

PhorMed is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Intangible Assets**

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to

be benefitted, not to exceed the patent lives, which may be as long as 17 years. Legal costs associated with patent filings are being amortized over the expected useful life upon filing, and will be immediately expensed if denied.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived and evaluated for impairment on an at-least annual basis.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its medical products. The Company has not had any revenues for fiscal years 2020 and 2019.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $83,665 and $2,639, which is included in sales and marketing expense.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and Development costs for the year ended December 31, 2020 amounted to $275,759 compared to no expense during the prior year.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other

financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| **Prepaid Expenses and Other Current Assets consist of:** | | |
| Prepaids | 11,415 | - |
| **Total Prepaids Expenses and Other Current Assets** | **$ 11,415** | **$ -** |

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| **Other Current Liabilities consist of:** | | |
| Accrued Expenses | 100,000 | - |
| **Total Other Current Liabilities** | **$ 100,000** | **$ -** |

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Computer Equipment | 2,636 | - |
| **Property and Equipment, at Cost** | **2,636** | **-** |
| Accumulated depreciation | (439) | - |
| **Property and Equipment, Net** | **$ 2,196** | **$ -** |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $439 and $0 respectively.

## 5. INTANGIBLE ASSETS

As of December 31, 2020, and December 31, 2019, intangible asset consists of:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Patents | $ 45,175 | $ - |
| **Intangible assets** | **45,175** | **-** |
| Accumulated amortization | (1,457) | - |
| **Intangible assets, Net** | **$ 43,718** | **$ -** |

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,457 and $0 respectively.

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

**Preferred Stock**

The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions and relative participating optional and other rights and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors.

**Common Stock**

The Company is authorized to issue 100,000,000 shares of common shares with the par value of $0.001. As of December 31, 2020, and December 31, 2019, 39,999,989 and 38,966,075 shares of common stock have been issued and outstanding respectively. During the year ended December 31, 2019, the Company issued an aggregate 38,965,000 shares to its founding shareholders for services, and 1,075 shares were issued in conjunction with convertible notes. During the year ended December 31, 2020, and additional 2,050 shares were issued in conjunction with convertible notes.

**Crowdfunding**

During the year ended December 31, 2019, the Company began an equity raise under Regulation CF. As of December 31, 2020 the Company had $173,349 held in escrow for funds yet to be released to the Company. Total shares issued under this arrangement as of December 31, 2020 was 1,031,864. The Company raised gross proceeds of $1,066,673 and after fees and holdbacks the Company received cash proceeds of $785,767 during the year ended December 31. 2020. As of December 31, 2020, the Company was due a total of $173,349 of escrowed funds from the raise. There was a holdback of $53,684 included in the escrowed funds that will be released December 7, 2021, however the remaining $119,665 was paid to the Company during the first quarter 2021.

## 7. DEBT

**Promissory Notes & Loans**

During 2019, the Company has entered into two promissory notes in the aggregate amount of $10,750. During 2020, the Company entered into two additional promissory notes totaling $20,500. The notes are convertible at a price equal to 20% discount on the price of common shares sold during the Company's Crowdfunding offering, which were sold at $1.00/share. As of December 31, 2020, the Company would be required to issue roughly 47,000 shares upon full conversion of principal and interest. The details of the notes, the terms and outstanding balances are as follows:

| | | | | | For the Year Ended December 2020 | | | | | For the Year Ended December 2019 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| Chiropractic Care Center | $ 10,000 | 20.00% | 11/5/19 | 11/5/20 | $ 333 | $ 1,667 | $ 11,667 | $ - | $ 11,667 | $ 333 | $ 333 | $ 11,083 | $ - | $ 11,083 |
| Peter Karlan Antiques | $ 750 | 20.00% | 12/13/19 | 12/12/20 | $ 150 | $ 150 | $ 900 | $ - | $ 900 | $ - | $ - | $ - | $ - | $ - |
| Rezaul Karin | $ 20,000 | 20.00% | 1/30/20 | 1/30/21 | $ 5,327 | $ 4,327 | $ 24,327 | $ - | $ 24,327 | $ - | $ - | $ - | $ - | $ - |
| John Fenner | $ 500 | 20.00% | 1/17/20 | 1/17/21 | $ 100 | $ 100 | $ 600 | $ - | $ 600 | $ - | $ - | $ - | $ - | $ - |
| **Total** | $ 31,250 | | | | $ 5,911 | $ 6,244 | $ 37,494 | $ - | $ 37,494 | $ 333 | $ 333 | $ 11,083 | $ - | $ 11,083 |

The summary of the future principal maturities is as follows:

| As of Year Ended December 31, 2020 | |
|---|---|
| 2021 | $ 31,250 |
| 2022 | - |
| 2023 | - |
| 2024 | |
| 2025 | |
| Thereafter | |
| **Total** | **$ 31,250** |

## 8. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows, based on an estimated blended federal and state tax rate of roughly 30%:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Deferred Tax Asset - NOLs | $ 304,625 | $ 21,694 |
| Valuation Allowance | (304,625) | (21,694) |
| **Total Deferred Tax Asset** | $ - | $ - |

No income tax provision has been recognized, given the Company has no tax liability or expects tax liability in the near future. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has

determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $1,020,000, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,020,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

## 9. RELATED PARTY

On May 15, 2020, RLC Holdings LLC (wholly owned by Richard L. Chang, father of CEO Ben Chang and Chief Science Officer of the Company) and the Company entered into a consulting agreement . RLC Holdings LLC was offered and did purchase 28,610,000 common shares at par value ($28,610) as a founder of the Company. Under the consulting agreement, RCL Holdings LLC, will be paid as to be paid $240,000 annually. As of December 31, 2020, $150,000 was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

On May 15, 2020, Imagic LLC (wholly owned by Ben Chang, Chief Executive Officer and Chairman of the Board of Directors of the Company) and the Company entered into a consulting agreement . Imagic LLC was offered and did purchase 2,500,000 common shares at par value ($2,500) as a founder of the Company. Under the consulting agreement, Imagic LLC , will be paid as to be paid $276,000 annually. As of December 31, 2020, $52,800 was recorded as an outstanding liability as reflected on the Company's balance sheet included in accounts payable.

On May 15, 2019, Dr. McCoy Moretz, Chief Operating Officer and Director entered into a consulting agreement. Dr. Moretz was offered and he purchased 2,500,000 common shares at par value ($2,500) as a founder of the Company. Under the consulting agreement, Dr. Moretz was to be paid $120,000 annually. As of December 31, 2020, $100,000 was unpaid and accrued.

## 10. COMMITMENTS AND CONTINGENCIES

### Operating Leases

During 2020, the company entered a month-to-month rental contract with a certain landlord for shared workplace. As of December 31, 2020, and 2019, rent expenses were in the amount of $40,465 and $0 respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

The Company is contingently liable to issue 10,000,000 shares upon clinical trial approval milestone to RCH LLC, which is expected to occur during fiscal year ending December 31, 2021.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The Company has evaluated subsequent events for the period from December 31, 2020 through May 5, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has cumulative net operating losses of $1,020,000, an operating cash flow deficit of $822,717 and liquid assets in cash of $109,844, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# PhorMed

Utilizing Gene Repair to Treat Diseases


PhorMed

Website | Century City, CA | BIOTECHNOLOGY

**$1,401,195** raised

| | |
|---|---|
| 2,889 Investors | $39M Valuation |
| $1.00 Price per Share | $250.00 Min. Investment |
| Common Shares Offered | Equity Offering Type |
| $5M Offering Max | Reg CF Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

PhorMed is a biopharmaceutical company leading the charge in the field of genomic medicine. We are working to utilize gene therapy to treat diseases, allowing the body to begin healing itself, and give new hope to patients suffering from diseases like AML, Hodgkin's Lymphoma, Parkinson's disease, and viruses.

## Reasons to Invest

- Current first-line treatment options have severe side-effects and can be toxic; our technology targets the disease not just the symptoms
- Exciting technology with the potential to treat multiple diseases means expanding opportunities for new markets and the potential for growth
- The combined potential market is $8B+ per year

> "Our drug has the chance to forever alter the way these diseases are treated"

### HOW IT WORKS



## Rewards

Get rewarded for investing more into PhorMed:

**$250+**
**Investment**
### StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

**$500+**
**Investment**
### 5% Bonus Shares
Invest $500+ and receive 5% bonus shares & access to our Investor Club which allows you to vote on drug names, receive special investor updates, and attend Q&A sessions

**$1,500+**
**Investment**
### 10% Bonus Shares
Invest $1,500+ and receive 10% bonus shares & access to our Investor Club.

**$5,000+**
**Investment**
### 15% Bonus Shares
Invest $5,000+ and receive 15% bonus shares & access to our Investor Club.

**$10,000+**
**Investment**
### 20% Bonus Shares
Invest $10,000+ and receive 20% bonus shares, an in-person meeting with the leadership team**, and access to our Investor Club.

THE PROBLEM

## Many common life-threatening diseases require dangerous treatments that have long-lasting side-effects or few options

Patients suffering from Acute Myeloid Leukemia (AML), Hodgkin's Lymphoma (HL), Parkinson's disease (PD), and COVID-19 are faced with either the reality of no realistic treatment options or for some diseases like cancer, potentially harmful and painful treatments with long-lasting side-effects.


• Acute Myeloid Leukemia (AML)
• Hodgkin's Lymphoma (HL)
• Parkinson's Disease (PD)
• Coronavirus COVID-19

### Limited To No Options Or Require Harmful And Dangerous Treatment

THE SOLUTION

## We believe our early-stage drug shows unparalleled promise in the treatment of diseases

We are in the midst of clinical trials with our proprietary drug that will potentially be able to treat patients diagnosed with AML, HL, PD, COVID-19 and other projected diseases. Our technology, RP-323 works to "repair" the damaged cellular processes at the molecular level.

### PhorMed's lead technology, RP-323, is a gene repair therapy



THE MARKET

## Unfortunately, these deadly diseases are wide-spread

The world market for drugs treating HL is projected to post a compound annual growth rate (CAGR) of 16% over the next four years. The same projections expect the market to reach $1.4B by 2024.

The CAGR of the AML market is expected to be around 14% over the next five years, and is expected to top $1.5B by 2024.

The PD therapeutics world market was valued at over $2B in 2016 and is expected to rise with a CAGR of 10.9% from 2017 to 2025.

Combined, the total annual market for three of our drug's potential uses could reach close to $8B by 2025.

The COVID-19 market is still to be determined.

**$1.4B**

Drugs Treating Hodgkin's Lymphoma, 2023

**$1.5B**

Acute Myeloid Leukemia Market, 2024

**$5.24B**

Healthcare Cybersecurity Market, 2025

**Total Addressable Market**

**$8B+**

OUR TRACTION

## Our drug has been proven to be safe in early studies

The Safety Study has been completed establishing the validity and effectiveness of our drug. We are allocating Research & Development funds and are actively proceeding with next steps and clinical trials for all indications.

Our goal is to complete Phase II in all of our clinical trials.

**Phase I Completed**

**Goal:**

**Complete Phase II**

WHAT WE DO

## We focus on treating the disease rather than the symptoms

RP-323 utilizes gene repair therapy to target damaged or mutated cells and repair a broad range of cell types. Our technology focuses on the root cause, aiming to fix the cellular damage on a molecular level.

The drug will be administered through intravenous infusion (I.V drip), as an out-patient treatment, unless otherwise suggested by the physician.

**Repairing Cells on a Molecular Level**

**The drug will be administered through intravenous infusions**

THE BUSINESS MODEL

## Our financial directives are value-driven creating multiple potential exit strategies for our investors

PhorMed will be open to a variety of exit strategies including but not limited to a go-public transaction, partnering with a Pharmaceutical or Biotech company through a distribution deal, or through a merger or acquisition.

All options will be considered based on the best outcome for our investors and the company, and the timing of these potential options is yet to be determined.

### Multiple Pathways to the Market

- Distribution Rights
- Pharmaceutical Partnerships
- Initial Public Offering

HOW WE ARE DIFFERENT

## Our treatments are non-toxic and have very few side effects

Current treatment options for some diseases have long-lasting and potentially devastating side effects because those treatments can damage or kill healthy cells.

Treatment recipients are not required to remain in the hospital thanks to the limited side effects and unobtrusive nature of the drug. We believe our treatment will be a safer, non-toxic alternative for a variety of applications including cancer, viruses and neurological disorders.



- Non-Toxic
- Limited Side Effects
- No long Hospital Stays

THE VISION

## We are driven to fulfill unmet medical needs

Phase II Clinical Trials are targeted for completion in the next 2.5 years. During the same period, the goal is to complete multiple licensing deals with pharmaceutical and/or biotech companies. We believe these major steps would precipitate expansion of our pipeline and the potential placement of multiple products in the marketplace.

We anticipate that in the next 3-4 years our company will be able to take advantage of the growing market and help fulfill unmet medical needs.


Next 3-4 Years...
Our company plans to take advantage of the growing market and help fulfill unmet medical needs.

WHY INVEST

## We believe our drug can drastically improve the quality of life for our patients

We have an opportunity to forever change the options facing patients suffering from these awful diseases. With treatment from our drug, we believe these patients will be able to take back their lives, and won't be saddled with long-lasting side effects, or be required to live in the hospital for weeks on end.

The company anticipates a clear path toward an open and ever-growing marketplace. Through potential partnerships and a number of other possible exit strategies, we are confident in our ability to fulfill the market's need for new and safe treatment options.

# Meet Our Team



**Prof. Richard L. Chang**

Inventor and Scientific Affairs

*Professor Chang authors and publishes new findings, manages all scientific-related work, assists writing and approves all protocol designs, continues the work to better understand the mechanisms of action, and creates all 'methods' for analytical, manufacturing, and clinical operations; full time with PhorMed.*

*Professor Chang is an Inventor and patent holder of multiple indications. He has authored 124 peer-reviewed journal publications; has filed multiple significant patents for the treatment of cancer, Infectious disease, hematology, and neurological disorders; and has presented over 150 scientific abstracts. Prof. Chang has over 50 years of research experience with such companies as Hoffman-La-Roche, Schering Corp, and Burroughs Wellcome and is a full professor and director of Research at Rutgers University. He successfully launched and completed off IND and IND phase I trials in China and US.*



**Ben Chang**

Interim CEO/CFO/Chairman

*Daily operations, financials and auditing, spearhead communications with clinical sites, manage company patent portfolio, handles private equity fundraising efforts; full-time with PhorMed.*

*Mr. Chang has previously been founder, director, CEO, President, CFO, and/or COO of such biotech companies as Biosuccess Biotech Co. LTD., Rich Pharmaceuticals, Inc., and HypGen, Inc. Mr. Chang started his life-science career as the founder and managing partner of Sun-Rich Chemicals, product development and distribution organization for nutraceuticals. Mr. Chang has over 26 years of pharmaceutical and executive level experience. Mr. Chang also has experience in international banking, venture capital, M&A, finance, go-public transactions, and organizational design and operations. Mr. Chang has a Bachelor of Science Degree in Economics from East Carolina University where he focused on accounting and international business.*



**Sean M. O'Connell, Ph.D**

CMO

*CMO; Dr. O'Connell's primary job is as President of OConnell Consultants LLC and will work at PhorMed as needed: Work at PhorMed entails spokesperson for all speaking engagements, symposiums and conferences, manage all corporate and clinical directives, assist in protocol design, maintain clinical site communications, assist in expanding clinical sites, and manage all medical related work; 10 hrs/week and will increase as needed.*

*Dr. O'Connell has served as CSO, CMO, Chief Scientist, SVP, and Founder of multiple pharmaceutical and research companies such as Novartis Pharmaceuticals, Vertical Spine, LLC., Cascade Medical Enterprises, and Integrated Communications Corp. (ICC/IPG). He has authored over 65 peer-reviewed publications and abstracts, has received numerous research grants and has more than 35 years of experience in immunology, cell biology, regenerative medicine and tissue repair. He currently holds the position of Adjunct Professor in the Department of Vascular Surgery, Englewood Hospital and Medical Center, Mount Sinai School of Medicine, New York. He received his PhD in immunology and molecular biology from Rutgers University and the University of Medicine and Dentistry of New Jersey at New Brunswick (now Rutgers Medical school).*



**Stuart Greene**

VP of Marketing and Business Development

*Mr. Greene manages all marketing duties including media and collateral, business development duties, crowdfunding efforts, communications with existing investors and inquiries, social media and analytics as well as speaking engagements when related to marketing and business development; full-time with PhorMed.*

*Mr. Greene has over 20 years of experience in Business Development, Enterprise Technology Sales, and Marketing. His experience includes direct B2B sales, Enterprise Software Sales, Business Development and Marketing, as well as IBM Power Systems Sales and management of server and cloud services teams. He has extensive experience in C-Level Business Development and the creation and editing of direct marketing content and campaigns. Mr. Greene has a Bachelor of Arts degree in Communications from Muhlenberg College.*



**Steven J. Davis**

Legal Counsel

*Mr. Davis has his own law practice and a primary job at SD Law Group APC. Work at PhorMed entails managing and maintaining all legal, filings, compliance, and regulatory matters; 5 hrs/week or as needed.*

*Mr. Davis has over 27 years of experience in corporate and business law. His experience ranges from serving on the Board of Directors of Philter Labs, Inc., and on the Board of Directors and Audit, Compensation and Nominating Committees of Telanetix, Inc. Prior to starting his own practice, Mr. Davis served as General Counsel and an executive officer of Molecular Imaging Corporation, and as in-house counsel for Leap Wireless International, Inc. He also practiced in the Business and Corporate Group in the San Diego office of Luce, Forward, Hamilton & Scripps LLP (now Dentons), a full-service law firm with over 200 attorneys, where he advised both private and public clients. Mr. Davis is licensed to practice law in California, the District of Columbia, and Minnesota. He received his Juris Doctor, Cum Laude, from the University of San Diego, School of Law in 1992. He received his B.A. in Political Science, Cum Laude, from Arizona State University in 1988.*



**McCoy Moretz M.D.**

Former CEO/Treasurer/Secretary/CMO/Director

*McCoy Moretz, MD has been Chief Executive Officer, Chief Medical Officer, Director, Founder and on the advisory board of multiple biopharmaceutical and medical device companies such as HypGen, Inc, Ermis Labs, LED Technologies, LLC, Kathy Ireland World Wide, Inc., Torri Labs, Equalizer, LLC, b:You Marketing Group, and Rich Pharmaceuticals, Inc. Dr. Moretz has numerous world-wide speaking engagements, has publications and patents, and has more than 30 years of medical and life-science experience. He is an award winning Board Certified Surgeon with multiple certifications. He has earned a degree in Doctor of Medicine from Medical College of Georgia in Augusta, Georgia.*

## Offering Summary

| | |
|---|---|
| **Company** | Phormed Inc |
| **Corporate Address** | 1999 Avenue Of The Stars, Suite 1100, Century City, CA 90067 |
| **Offering Minimum** | $10,000.00 |
| **Offering Maximum** | $5,000,000.00 |
| **Minimum Investment Amount (per investor)** | $250.00 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 10,000 |
| **Maximum Number of Shares Offered** | 5,000,000 |
| **Price per Share** | $1.00 |
| **Pre-Money Valuation** | $39,000,000.00 |

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Bonuses*:

- Invest within the 1st week and receive 20% bonus shares.
- Invest within the 2nd week and receive 15% bonus shares.
- Invest within the 3rd week and receive 10% bonus shares.
- Invest within the 4th week and receive 5% bonus shares.
- New Year's Bonus - Invest between Jan 1st, 2020 and Jan 3rd, 2020 and receive 15% bonus shares

Volume Based Bonuses and Perks*:

- Invest >$500, you will receive 5% bonus shares & access to our Investor Club which allows you to vote on drug names, receive special investor updates, and attend Q&A sessions
- If you invest >$1,500, you will receive 10% bonus shares & access to our Investor Club.
- If you invest >$5,000, you will receive 15% bonus shares & access to our Investor Club.
- If you invest >$10,000, you will receive 20% bonus shares, an in-person meeting with the leadership team**, and access to our Investor Club.

**Investors cannot qualify for both bonuses in any single investment. If an investor qualifies for two bonuses the higher of the two bonuses will be applied. All perks occur after the offering is completed.*

***Travel Not Included*

**The 10% Bonus for StartEngine Shareholders**

Phormed Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

### OFFERING MAX INCREASED TO $5 MILLION

4 days ago

PhorMed

OFFERING MAX INCREASED TO $5 MILLION

PhorMed is excited to announce that after working through the SEC requirements we are now successfully back on track with our crowdfunding efforts. We have increased our raise to $5 Million! We would like to thank all our existing investors and all those who continued to invest on the waitlist.

To all our Waitlist investors, please make sure you respond to StartEngine emails to confirm your purchase of shares, in order to ensure that you secure your investment.

Thank you for your support,

Stuart Greene

VP of Marketing and Business Development

### MCCOY MORETZ, M.D.

4 days ago

PhorMed

MCCOY MORETZ, M.D.

It is with great sadness that we announce the passing of “Dr. Mac,” McCoy Moritz, M.D., who died unexpectedly after a brief illness. The entire PhorMed family mourns his loss and extends our deepest sympathies to his family. Dr. Moritz was a brilliant and compassionate physician and medical researcher who brought great dedication to his stewardship of PhorMed as its Chief Executive Officer (CEO) and Chief Medical Officer (CMO).

Ben Chang, President, Chief Financial Officer (CFO), Chairman and Co-Founder, will step in as interim CEO and continues to oversee the day-to-day management of the company. A graduate of East Carolina University with a degree in Economics and International Finance, Ben has over 26 years of pharmaceutical and executive experience. He is also co-inventor of the PhorMed Anti-Virus/COVID-19 patent.

Dr. Sean O’Connell will step up from his seat on the PhorMed Scientific and Medical Advisory Board to serve as Chief Medical Officer (CMO).

Dr. O’Connell received his Ph.D. in Immunology and Molecular Biology from Rutgers University. As a post-doctoral fellow at Rutgers University School of Pharmacy, he worked closely with Dr. Richard Chang, conducting a variety of studies on the action of TPA on promyeloid bone marrow cells.

A seasoned healthcare professional with over 65 peer-reviewed publications, Dr. O’Connell has steered numerous venture capital, pharmaceutical, biotechnology, medical device and tissue processing companies through pre-clinical and clinical development, commercial opportunity assessment, all the way through product and marketing development. Dr. O’Connell met Dr. Moritz as part of a team of surgeons working at Chang’an Hospital in Xi’an, China. Together they developed an autologous stem cell therapy to treat a variety of deleterious skin conditions.

“Dr. Mac contributed immensely to the establishment and growth of PhorMed,” said Ben Chang. “His knowledge, drive, and friendship will be profoundly missed. On behalf of the entire PhorMed family, I would like to reiterate our commitment to seeing his visions realized.”

### Notice of Material Change in Offering

7 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the PhorMed offering. Here's an excerpt describing the specifics of the change:

---

*PhorMed provided audited financials and increased their maximum funding goal.*

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

### Notice of Material Change in Offering

14 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the PhorMed offering. Here's an excerpt describing the specifics of the change:

---

*PhorMed updated the Directors and Officers, provided updated financials, and extended the duration of their campaign.*

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

## Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, PhorMed has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in PhorMed be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Material Change in Offering

4 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the PhorMed offering. Here's an excerpt describing the specifics of the change:

*Phormed is extending its campaign.*

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

## Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, PhorMed has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in PhorMed be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, PhorMed has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in PhorMed be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Funds Disbursement

6 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, PhorMed has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in PhorMed be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## PHORMED COLLABORATES WITH ABSORPTION SYSTEMS TO FURTHER COVID-19 AND PARKINSON'S TREATMENT

6 months ago

- PhorMed

Absorption Systems Collaboration Announcement


PhorMed

PhorMed will be entering into a collaboration agreement with Absorption Systems, a laboratory that will be conducting pre-clinical research in the COVID-19 and Parkinson's disease areas. This partnership is also a key component in the company's NIH grant application process. "We are very fortunate to solidify this partnership with a staff that has such extensive knowledgeable in the pre-clinical arena and a facility that is so well equipped, fulfilling many of our needs" said Ben Chang, Chairman of the Board.


ABSORPTION SYSTEMS

-

**About Absorption Systems**

Absorption Systems, founded in 1996, assists pharmaceutical, biotechnology and medical device companies in identifying and overcoming ADMET (Absorption, Distribution, Metabolism, Excretion and Toxicity) barriers in the development of drugs, biologics and medical devices. The company's mission is to continually develop innovative research tools that can be used to accurately predict human outcomes or to explain unanticipated human outcomes when they occur. IDAS2, a novel in vitro test system for simultaneous screening of drug absorption and dissolution, exemplifies Absorption Systems' commitment to innovation and is soon to be an industry standard for formulation assessment. Absorption Systems, with facilities near Philadelphia, PA, in San Diego, CA, and in Medford, MA, serves customers throughout the world. For information on the company's comprehensive contract services, applied research programs, and proprietary test systems, please visit www.absorption.com.

SHOW MORE UPDATES

## Comments (169 total)

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**Ronald D.** SE OWNER 35 INVESTMENTS INVESTED 4 days ago
I'm glad to know the investment maximum was increased..!! Thank you for the update..!!

**Tracy G.** 2 INVESTMENTS INVESTED 23 days ago
I hope you open up the waitlist for my investment. My mom was diagnosed with AML and lived with the disease for 2 years, she passed away 6 months ago in 2020. I know many AML patients don't have many choices when it comes to treatment. Also, one of my good friends who is in his 40's has Parkinsons. For these communities this is fantastic news a drug that can give patients lives better.

**Harvir H.** 6 INVESTMENTS INVESTED a month ago
Hello, what is the ultimate exit strategy/plan to go public?

> **Richard Chang** - PhorMed 23 days ago
> Hello Harvir,
>
> Thank you for your question.
>
> PhorMed will be open to a variety of exit strategies including but not limited to a go-public transaction, partnering with a Pharmaceutical or Biotech company through a distribution deal, or through a merger or acquisition.
>
> All options will be considered based on the best outcome for our investors and the company, and the timing of these potential options is yet to be determined.
>
> Best regards,
>
> Stuart Greene
> Director of Marketing and Business Development

**Sean S.** SE OWNER 30 INVESTMENTS INVESTED a month ago
Awesome!! Love, love this!!!
I'm really glad to see you guys raising more capital on the west coast. I invested in your previous round last year & will invest again!
I'm so glad to be a part of this amazing long-term journey here!!
😊😊💪💪🤑🤑🚀🚀🇺🇸🇺🇸

**JUDITH W.** 1 INVESTMENT INVESTED 2 months ago
Hopefully you are working on Als disease!

**Daniel C.** SE OWNER 3 INVESTMENTS INVESTED 2 months ago
Gene therapy is the future of medicine not doubt. Great space to be in, however I am on the waitlist so hoping to be able to be part of this companies future,

**JUDITH W.** 1 INVESTMENT INVESTED 2 months ago
Please add ALS to your studies

**Richard Chang** - PhorMed 2 months ago
Hello Judith,

Thank you for your suggestion.

As you know, ALS is not currently a targeted indication for our drug. While developing treatment for the existing indications is the current focus for PhorMed, we also intend to extend resources expanding our pipeline. Unfortunately, we cannot provide any further details on potential future indications as this is proprietary information.

Please keep an eye on updates for future news.

Best regards,

Stuart Greene
Director of Marketing and Business Development

**Kurt E.** 3 INVESTMENTS INVESTED 3 months ago
Pease provide a link to FDA showing phase 1 completion showing RP-323 is safe?
Thank you

**Richard Chang** - PhorMed 2 months ago
Hello Kurt,

Thank you for your interest in PhorMed.

The publication below is available on-line;

Dale Schaar, Lauri Goodell, Joseph Aisner, Xiao Xing Cui, Zheng Tao Han, Richard Chang, John Martin, Stephanie Grospe, Liesel Dudek, Joan Riley, Jacqueline Manago, Yong Lin, Eric H. Rubin, Allan Conney & Roger K. Strair. A phase I clinical trial of 12-O-tetradecanoylphorbol-13-acetate for patients with relapsed/refractory malignancies. Cancer Chemother Pharmacol 57: 789–795

For more information about RP-323 Study findings, please follow this link; http://www.phormed.com/medical-professionals/research-introduction/ which accesses the Medical Professionals: Research Introduction section of our website.

Best regards,

Stuart Greene
Director of Marketing and Business Development

**Gilbert P.** 3 months ago
Great opportunity ! Looking forward !

**Chad B.** SE OWNER 11 INVESTMENTS INVESTED 4 months ago
Hope you folks are well, just curious is this company ever going to be traded on stock forums?

VR, chad

**Richard Chang** - PhorMed 4 months ago
Hello Chad,

Thank you for your continued interest in PhorMed.

As we have previously posted, PhorMed is open to various different strategies, including going public, partnership(s) with a major Pharmaceutical and/or Biotech company, or a buyout from one of those companies. All options are considered based on the best outcome for our investors and the company, and the timing of these potential options is yet to be determined.

Since we are still a private company, and do not have information on which of the previously mentioned options may present themselves or be acted upon, we likewise cannot make any statements or predictions regarding potential trading platforms.

Please stay tuned to future updates and announcements on our page.

Best regards,

Stuart Greene
Director of Marketing and Business Development

SHOW MORE COMMENTS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

## Header Video

Hello, I'm Dr. McCoy Moretz. We are a clinical stage company with a drug internally called RP-323. Our drug is unique in that it is a platform technology, which means one drug having the ability to treat a variety of diseases. The common thread linking all of our research is that the indications within our pipeline are all categorized as inflammatory diseases. One drug which works in a variety of ways, or what in our industry we call a number of mechanisms of action", which I will be discussing in more detail.

We have most recently focused our efforts on addressing the current health crisis affecting us all, that of COVID-19. We are researching RP-323 to be a preventative; and if a patient does contract the virus, we look to treat certain symptoms like Acute Respiratory Distress Syndrome or ARDS which is a severe inflammation in the lungs. ARDS is alarming in that in severe cases it can cause death. In addition to COVID-19 we are looking to treat unmet medical needs such as AML, Hodgkin's Lymphoma and Parkinson's disease.

It is our goal to address these diseases by taking advantage of the unique properties of RP-323

RP-323 works at the molecular level, having the ability to repair the cell's DNA. As I said, RP-323 works in a number of ways.

There are 4 Mechanisms of action working in conjunction as shown here;

Differentiation, Apoptosis, Proliferation and White Blood Cell Elevation

We'd like to offer a unique opportunity for you to join us in our efforts to continue on the path with this exciting new technology that utilizes a new approach to treatment, offering hope to patients and their families who suffer from diseases that devastate lives.

Thank you for listening and be well.

## How it Works Video

RP-323 has the ability to repair damaged or mutated cells at the molecular level by differentiation, which is typically a normal part of the cellular process, where a cell changes to a specialized type of cell.

RP-323 has the ability to cut a protein small enough to penetrate the cell, promoting the activation of substances that help to bring about a biochemical reaction and will take the cut protein through the cell wall where it can enter the nucleus and use that protein to repair the damaged DNA of the cell.

When one of the proteins in the signaling pathway is mutated or damaged, it can become stuck in the "on" or "off" position. This mutated or damaged status is a necessary step in the development of many cancers, neurological, and other diseases. RP-323 has the ability to add the needed protein, turning the switch on or off, clearing the pathway allowing the DNA to be

repaired producing a change such as cell division or cell death.

RP-323 can penetrate a cell, repair the damaged cell or destroy it, allowing the body to then reproduce and replace the damaged cell with a healthy cell, and provides a new treatment methodology by allowing the body to heal itself.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

*040105*

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

# Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

| Filed in the office of | Document Number |
|---|---|
| Barbara K. Cegavske (signature) | 20190212083-98 |
| Barbara K. Cegavske<br>Secretary of State<br>State of Nevada | Filing Date and Time<br>05/15/2019 3:13 PM |
| | Entity Number<br>E0227782019-0 |

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

**1. Name of Corporation:** PHORMED INC

**2. Registered Agent for Service of Process:** (check only one box)

[X] Commercial Registered Agent: SPRING VALLEY SOLUTIONS, LLC
Name

[ ] Noncommercial Registered Agent (name and address below) **OR** [ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity

Street Address / City / Nevada / Zip Code

Mailing Address (if different from street address) / City / Nevada / Zip Code

**3. Authorized Stock:** (number of shares corporation is authorized to issue)

Number of shares *with* par value: 110000000 — Par value per share: $ 0.001 — Number of shares *without* par value: 0

**4. Names and Addresses of the Board of Directors/Trustees:** (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) MCCOY MORETZ
Name

| Street Address | City | State | Zip Code |
|---|---|---|---|
| 9735 WILSHIRE BLVD, #216 | LOS ANGELES | CA | 90212 |

2)
Name

| Street Address | City | State | Zip Code |
|---|---|---|---|
| | | | |

**5. Purpose:** (optional; required only if Benefit Corporation status selected)

*The purpose of the corporation shall be:* ANY LEGAL PURPOSE

**6. Benefit Corporation:** (see instructions) [ ] Yes

**7. Name, Address and Signature of Incorporator:** (attach additional page if more than one incorporator)

**I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.**

Name: MCCOY MORETZ

X MCCOY MORETZ
**Incorporator Signature**

| Address | City | State | Zip Code |
|---|---|---|---|
| 9735 WILSHIRE BLVD, #216 | LOS ANGELES | CA | 90212 |

**8. Certificate of Acceptance of Appointment of Registered Agent:**

*I hereby accept appointment as Registered Agent for the above named Entity.*

X SPRING VALLEY SOLUTIONS, LLC
**Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity**

Date: 5/15/2019

*This form must be accompanied by appropriate fees.*

**ARTICLES OF INCORPORATION**

**OF**

**PHORMED INC**

**ARTICLE I**
**NAME**

The name of the corporation shall be PhorMed Inc. (hereinafter, the "Corporation").

**ARTICLE II**
**REGISTERED OFFICE**

The initial office of the Corporation shall be 9735 Wilshire Blvd, Suite 216, Beverly Hills, CA 90212. The initial registered agent of the Corporation shall be Spring Valley Solutions, LLC, 4955 S. Durango Rd. Ste. 165, Las Vegas, NV 89113. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

**ARTICLE III**
**CAPITAL STOCK**

Section 1. *Authorized Shares.* The aggregate number of shares which the Corporation shall have authority to issue is one hundred-ten million (110,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue one hundred million (100,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. *Common Stock.*

(a) *Dividend Rate.* Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "**Articles**") or the Nevada Revised Statues (hereinafter, the "**NRS**"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b) *Voting Rights.* Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) *Liquidation Rights.* In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares

of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) *No Conversion, Redemption, or Preemptive Rights.* The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) *Consideration for Shares.* The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3. *Preferred Stock.*

(a) *Designation.* The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) *Certificate.* Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative,

participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

Section 4. *Non-Assessment of Stock.* The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

## ARTICLE IV
## DIRECTORS AND OFFICERS

Section 1. *Number of Directors.* The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The board of directors shall consist of at least one (1) individual and not more than thirteen (13) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2. *Initial Directors.* The name and post office box or street address of the director(s) constituting the initial board of directors is:

| **Name** | **Address** |
|---|---|
| McCoy Moretz | 9735 Wilshire Blvd, Suite 216, Beverly Hills, CA 90212 |

Section 3. *Limitation of Liability.* The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 4. *Payment of Expenses.* In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder, including, but not

limited to, in connection with such person being deemed an Unsuitable Person (as defined in Article VII hereof).

Section 5. *Repeal And Conflicts.* Any repeal or modification of Sections 3 or 4 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Sections 3 or 4 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

## ARTICLE V
## COMBINATIONS WITH INTERESTED STOCKHOLDERS

At such time, if any, as the Corporation becomes a "resident domestic corporation", as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statute.

## ARTICLE VI
## BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

IN WITNESS WHEREOF, the Corporation has caused these articles of incorporation to be executed in its name by its Incorporator on May 15, 2019.

/s/ McCoy Moretz
McCoy Moretz